CONTINENTAL AIRLINES, INC.

                                OFFER TO EXCHANGE

                      FLOATING RATE SECURED NOTES DUE 2007,

          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
                          FOR ANY AND ALL OUTSTANDING
                      FLOATING RATE SECURED NOTES DUE 2007

To:  Brokers, Dealers, Commercial Banks,
     Trust Companies and Other Nominees:

     Upon and subject to the terms and conditions set forth in the Prospectus, dated [_________], 2003 (the "Prospectus"), and the enclosed Letter of Transmittal (the "Letter of Transmittal"), an offer to exchange (the "Exchange Offer") the registered Floating Rate Secured Notes due 2007 (the "New Notes") for any and all outstanding Floating Rate Secured Notes due 2007 (the "Old Notes") (CUSIP Nos. 210795PE4, U21105AD0 and 210795PF1) is being made pursuant to such Prospectus. The Exchange Offer is being made in order to satisfy certain obligations of Continental Airlines, Inc. (the "Company") contained in the Exchange and Registration Rights Agreement dated as of December 6, 2002, between the Company and the initial purchaser referred to therein.

     We are requesting that you contact your clients for whom you hold Old Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Notes registered in your name or in the name of your nominee, or who hold Old Notes registered in their own names, we are enclosing the following documents:

          1. Prospectus dated [__________], 2003;

          2. The Letter of Transmittal for your use and for the information of your clients;

          3. A Notice of Guaranteed Delivery to be used to accept the Exchange Offer if certificates for Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date (as defined below) or if the procedure for book-entry transfer cannot be completed on a timely basis; and

          4. A form of letter which may be sent to your clients for whose account you hold Old Notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

     Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on [___________], 2003 (the "Expiration Date") (30 calendar days following the commencement of the Exchange Offer), unless extended by the Company. The Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date.

     To participate in the Exchange Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof), with any required signature guarantees and any other required documents, should be sent to the Exchange Agent and certificates representing the Old Notes should be delivered to the Exchange Agent, all in accordance with the instructions set forth in the Letter of Transmittal and the Prospectus.

     If holders of Old Notes wish to tender, but it is impracticable for them to forward their certificates for Old Notes prior to the expiration of the Exchange Offer or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the Prospectus under "The Exchange Offer--Guaranteed Delivery Procedures".


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     Additional copies of the enclosed materials may be obtained from Wilmington
Trust Company, the Exchange Agent, at Wilmington Trust Company, Corporate Trust Reorg Services, 1100 North Market Street, Wilmington, Delaware 19890-0001, phone
(302) 636-6472 and facsimile (302) 636-4145.

                                            CONTINENTAL AIRLINES, INC.